UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TFF Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

87241J104

(CUSIP Number)

12/31/2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 87241J104	13G

1	NAME OF REPORTING PERSON Lung Therapeutics, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-138209
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,235,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,235,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.81%
12	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G

Item 1.

(a) Name of Issuer: TFF Pharmaceuticals, Inc.

(b) Address of Issuer’s Principal Executive Offices:

3801 S. Capital of Texas Hwy, Suite 330

Austin, Texas 78704

Item 2.

(a) Name of Person Filing:             Lung Therapeutics, Inc.

(b) Address of Principal Business Office or, if None, Residence:

3801 S. Capital of Texas Hwy, Suite 330 Austin, Texas 78704

(c) Citizenship:         State of Texas

(d) Title of Class of Securities: Common Stock, par value $0.001

(e) CUSIP Number:             87241J104

Item 3.

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,235,000 shares of common stock.

(b) Percent of class:    8.81%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:     2,235,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,235,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
(Date)
Lung Therapeutics, Inc.

By:	/s/ Brian Windsor
Name: Brian Windsor
Title: President and CEO